Report Of Independent Accountants


To the Stockholders and Board of Directors of Datamarine International, Inc.:

Our report on the consolidated financial statements of Datamarine International, Inc. and Subsidiaries as of September 30, 1995 and October 1, 1994 and for the years ended September 30, 1995, October 1, 1994 and October 2, 1993 is included in this Annual Report on Form 10-K. In connection with our audits of such financial statements, we have also audited the related consolidated financial statement schedule for the years ended September 30, 1995, October 1, 1994 and October 2, 1993, listed in Item 14(a) of this Form 10-K.

In our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


/s/:  COOPERS & LYBRAND L.L.P


Seattle, Washington
December 20, 1995